UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

Hohstrasse 1
8302 Kloten, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On November 4, 2026, NewcelX Ltd., a corporation incorporated under the laws of Switzerland (the “Company”), issued a press release titled: “NewcelX Enters into Binding Term Sheet to Divest Legacy Mazindol Portfolio (CVR), Providing for Upfront Cash, Equity Ownership and Up to $55 Million in Potential Milestone Payments.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first, third, fourth, fifth and sixth paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-268690, 333-269220, 333-295770, 333-284811 and 333-298458), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Enters into Binding Term Sheet to Divest Legacy Mazindol Portfolio (CVR), Providing for Upfront Cash, Equity Ownership and Up to $55 Million in Potential Milestone Payments”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: November 4, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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